Cameron International, Inc.
                         11677 Montana Avenue, Suite 13
                              Los Angeles, CA 90049
                            Telephone (310) 476-4826
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                                February 7, 2005

William Bennett
U.S. Securities and Exchange Commission 450 Fifth Street N.W.
Washington D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-114392
    Post Effective Amendment

Dear Mr. Bennett,

Persuant to the provision of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Cameron International, Inc. hereby requests that its Amendment to its Form SB-2 Registration Statement filed with the SEC on November 4, 2004 be withdrawn.

The Amendment is being withdrawn for the reason that it was the incorrect form to file based on 424 requirements.

The company confirms that no securities have been issued or sold pursuant to the Amendment.


Sincerely,

/s/ Stephen Samuels
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Stephen Samuels
President & Director